# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marblegate Capital Corporation, CIK 0001965052
CUSIP: 56608R108
Title of class of securities: Common Stock Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut (CT), 06831
Date of event which requires filing of this statement: 04/07/2025
Filed by CIK 0001458069
Persons authorized to receive notices and communications: Andrew Milgram, 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut (CT), 06831, (203) 210-6500

## Reporting persons
- Marblegate Special Opportunities Master Fund, L.P. (CIK 0001458069): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,723,857; sole dispositive power 0; shared dispositive power 13,723,857; aggregate amount beneficially owned 13,723,857 (18.5% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of common stock, par value $0.0001 per share ("Common Stock"), of Marblegate Capital Corporation (the "Issuer") issued in connection with the Business Combination (as defined below). The aggregate amount of Common Stock owned by Marblegate Special Opportunities Master Fund, L.P. ("MSOMF") is comprised of the following: (i) 13,558,394 shares of Common Stock issued in connection with the Business Combination and (ii) 165,463 shares of Common Stock underlying warrants held by MSOMF, which are exercisable within 30 days after the closing of the Business Combination. Marblegate Special Opportunities GP, LLC ("Marblegate GP") is the General Partner of MSOMF. Marblegate Holdings, LLC ("Marblegate Holdings") is the Managing Member of Marblegate GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings and Marblegate Asset Management, LLC ("MAM"), the investment manager of MSOMF, may be deemed to exercise voting and investment power over the securities held by MSOMF and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders (as defined below), which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Strategic Opportunities Master Fund I, L.P. (CIK 0002063511): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,793,655; sole dispositive power 0; shared dispositive power 13,793,655; aggregate amount beneficially owned 13,793,655 (18.6% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. Marblegate Strategic Opportunities Master Fund I, L.P. ("MSOMFI") is the record holder of such shares. Marblegate GP is the General Partner of MSOMFI. Marblegate Holdings is the Managing Member of Marblegate GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings and MAM, the investment manager of MSOMFI, may be deemed to exercise voting and investment power over the securities held by MSOMFI and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Andrew Milgram (CIK 0001492331): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 450; shared voting power 67,843,690; sole dispositive power 450; shared dispositive power 67,843,690; aggregate amount beneficially owned 67,844,140 (91.6% of the class)
  Comment: (Rows 7, 8, 9, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. The aggregate amount of shares of Common Stock beneficially owned by Mr. Milgram is comprised of (a) 450 shares of Common Stock held by Mr. Milgram; (b) 13,558,394 shares of Common Stock held by MSOMF and 165,463 shares of Common Stock underlying the warrants held by MSOMF, which are exercisable within 30 days after the closing of the Business Combination, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, MSOMF's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (c) 13,793,655 shares held by MSOMFI, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, MSOMFI's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 8,660,253 shares held by Marblegate Tactical III Master Fund I, L.P., whose general partner is Marblegate Tactical III GP, LLC ("Tactical III GP"), whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Tactical III Master Fund I, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (e) 10,424,568 shares held by Marblegate Cobblestone Master Fund I, L.P. ("Marblegate Cobblestone"), whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Cobblestone's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (f) 17,293,702 shares held by Marblegate Tactical III Master Fund II, L.P., whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Tactical III Master Fund II, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (g) 1,317,244 shares held by Marblegate Partners Master Fund I, L.P., whose general partner is Marblegate Partners I GP, LLC ("Partners I GP"), whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Partners Master Fund I, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; and (h) 2,630,411 shares held by Marblegate Partners Master Fund II, L.P., whose general partner is Partners I GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Partners Master Fund II, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Paul Arrouet (CIK 0001492337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 450; shared voting power 67,843,690; sole dispositive power 450; shared dispositive power 67,843,690; aggregate amount beneficially owned 67,844,140 (91.6% of the class)
  Comment: (Rows 7, 8, 9, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. The aggregate amount of shares of Common Stock beneficially owned by Mr. Arrouet is comprised of (a) 450 shares of Common Stock held by Mr. Arrouet; (b) 13,558,394 shares of Common Stock held by MSOMF and 165,463 shares of Common Stock underlying the warrants held by MSOMF, which are exercisable within 30 days after the closing of the Business Combination, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, MSOMF's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (c) 13,793,655 shares held by MSOMFI, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, MSOMFI's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 8,660,253 shares held by Marblegate Tactical III Master Fund I, L.P., whose general partner is Tactical III GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Tactical III Master Fund I, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (e) 10,424,568 shares held by Marblegate Cobblestone, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Cobblestone's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (f) 17,293,702 shares held by Marblegate Tactical III Master Fund II, L.P., whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Tactical III Master Fund II, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (g) 1,317,244 shares held by Marblegate Partners Master Fund I, L.P., whose general partner is Partners I GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Partners Master Fund I, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; and (h) 2,630,411 shares held by Marblegate Partners Master Fund II, L.P., whose general partner is Partners I GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Partners Master Fund II, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Tactical III Master Fund I, L.P. (CIK 0002063510): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,660,253; sole dispositive power 0; shared dispositive power 8,660,253; aggregate amount beneficially owned 8,660,253 (11.7% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. Marblegate Tactical III Master Fund I, L.P. is the record holder of such shares. Tactical III GP is the General Partner of Marblegate Tactical III Master Fund I, L.P. Marblegate Holdings is the Managing Member of Tactical III GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings and MAM, the investment manager of Marblegate Tactical III Master Fund I, L.P., may be deemed to exercise voting and investment power over the securities held by Marblegate Tactical III Master Fund I, L.P. and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Cobblestone Master Fund I, L.P. (CIK 0002063514): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 10,424,568; sole dispositive power 0; shared dispositive power 10,424,568; aggregate amount beneficially owned 10,424,568 (14.1% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. Marblegate Cobblestone is the record holder of such shares. Marblegate GP is the General Partner of Marblegate Cobblestone. Marblegate Holdings is the Managing Member of Marblegate GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings and MAM, the investment manager of Marblegate Cobblestone, may be deemed to exercise voting and investment power over the securities held by Marblegate Cobblestone and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Tactical III Master Fund II, L.P. (CIK 0002063509): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 17,293,702; sole dispositive power 0; shared dispositive power 17,293,702; aggregate amount beneficially owned 17,293,702 (23.3% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. Marblegate Tactical III Master Fund II, L.P. is the record holder of such shares. Marblegate GP is the General Partner of Marblegate Tactical III Master Fund II, L.P. Marblegate Holdings is the Managing Member of Marblegate GP. Andrew Milgram and Paul Arrouet, as Managing Partners of Marblegate Holdings and MAM, the investment manager of Marblegate Tactical III Master Fund II, L.P., may be deemed to exercise voting and investment power over such securities and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Partners Master Fund I, L.P. (CIK 0002063513): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,317,244; sole dispositive power 0; shared dispositive power 1,317,244; aggregate amount beneficially owned 1,317,244 (1.8% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. Marblegate Partners Master Fund I, L.P. is the record holder of such shares. Partners I GP is the General Partner of Marblegate Partners Master Fund I, L.P. Marblegate Holdings is the Managing Member of Partners I GP. Andrew Milgram and Paul Arrouet, as Managing Partners of Marblegate Holdings and MAM, the investment manager of Marblegate Partners Master Fund I, L.P., may be deemed to exercise voting and investment power over such securities and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Partners Master Fund II, L.P. (CIK 0002063512): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,630,411; sole dispositive power 0; shared dispositive power 2,630,411; aggregate amount beneficially owned 2,630,411 (3.5% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. Marblegate Partners Master Fund II, L.P. is the record holder of such shares. Partners I GP is the General Partner of Marblegate Partners Master Fund II, L.P. Marblegate Holdings is the Managing Member of Partners I GP. Andrew Milgram and Paul Arrouet, as Managing Partners of Marblegate Holdings and MAM, the investment manager of Marblegate Partners Master Fund II, L.P., may be deemed to exercise voting and investment power over such securities and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Special Opportunities GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 55,235,782; sole dispositive power 0; shared dispositive power 55,235,782; aggregate amount beneficially owned 55,235,782 (74.5% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. The aggregate amount of shares of Common Stock beneficially owned by Marblegate GP is comprised of (a) 13,558,394 shares of Common Stock held by MSOMF and 165,463 shares of Common Stock underlying the warrants held by MSOMF, which are exercisable within 30 days after the closing of the Business Combination, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Andrew. Milgram and Paul Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, MSOMF's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (b) 13,793,655 shares held by MSOMFI, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, MSOMFI's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (c) 10,424,568 shares held by Marblegate Cobblestone, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Cobblestone's investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; and (d) 17,293,702 shares held by Marblegate Tactical III Master Fund II, L.P., whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Tactical III Master Fund II, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 67,843,690; sole dispositive power 0; shared dispositive power 67,843,690; aggregate amount beneficially owned 67,843,690 (91.6% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. The aggregate amount of shares of Common Stock beneficially owned by Marblegate Holdings is comprised of (a) 13,558,394 shares of Common Stock held by MSOMF and 165,463 shares of Common Stock underlying the warrants held by MSOMF, which are exercisable within 30 days after the closing of the Business Combination, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Andrew. Milgram and Paul Arrouet are Managing Partners, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (b) 13,793,655 shares held by MSOMFI whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (c) 8,660,253 shares held by Marblegate Tactical III Master Fund I, L.P., whose general partner is Tactical III GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 10,424,568 shares held by Marblegate Cobblestone, whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (e) 17,293,702 shares held by Marblegate Tactical III Master Fund II, L.P., whose general partner is Marblegate GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (f) 1,317,244 shares held by Marblegate Partners Master Fund I, L.P., whose general partner is Partners I GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; and (g) 2,630,411 shares held by Marblegate Partners Master Fund II, L.P., whose general partner is Partners I GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Tactical III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,660,253; sole dispositive power 0; shared dispositive power 8,660,253; aggregate amount beneficially owned 8,660,253 (11.7% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. Marblegate Tactical III Master Fund I, L.P. is the record holder of such shares. Tactical III GP is the General Partner of Marblegate Tactical III Master Fund I, L.P. Marblegate Holdings is the Managing Member of Tactical III GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings and MAM, the investment manager of Marblegate Tactical III Master Fund I, L.P., may be deemed to exercise voting and investment power over the securities held by Marblegate Tactical III Master Fund I, L.P. and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Partners I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,947,655; sole dispositive power 0; shared dispositive power 3,947,655; aggregate amount beneficially owned 3,947,655 (5.3% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. The aggregate amount of shares of Common Stock beneficially owned by Partners I GP is comprised of (a) 1,317,244 shares held by Marblegate Partners Master Fund I, L.P., whose general partner is Partners I GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Partners Master Fund I, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; and (b) 2,630,411 shares held by Marblegate Partners Master Fund II, L.P., whose general partner is Partners I GP, whose Managing Member is Marblegate Holdings, of which Mr. Milgram and Mr. Arrouet are Managing Partners, in addition to being the Managing Partners of MAM, Marblegate Partners Master Fund II, L.P.'s investment manager, and may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate IM Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 67,843,690; sole dispositive power 0; shared dispositive power 67,843,690; aggregate amount beneficially owned 67,843,690 (91.6% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. The aggregate amount of shares of Common Stock beneficially owned by Marblegate IM Holdings, LLC is comprised of (a) 13,558,394 shares of Common Stock held by MSOMF and 165,463 shares of Common Stock underlying the warrants held by MSOMF, which are exercisable within 30 days after the closing of the Business Combination, whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (b) 13,793,655 shares held by MSOMFI, whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (c) 8,660,253 shares held by Marblegate Tactical III Master Fund I, L.P., whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 10,424,568 shares held by Marblegate Cobblestone, whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (e) 17,293,702 shares held by Marblegate Tactical III Master Fund II, L.P., whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (f) 1,317,244 shares held by Marblegate Partners Master Fund I, L.P., whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; and (g) 2,630,411 shares held by Marblegate Partners Master Fund II, L.P., whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.
- Marblegate Asset Management, LLC (CIK 0001492335): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 67,843,690; sole dispositive power 0; shared dispositive power 67,843,690; aggregate amount beneficially owned 67,843,690 (91.6% of the class)
  Comment: (Rows 8, 10 and 11) Represents shares of the Issuer's Common Stock issued in connection with the Business Combination. The aggregate amount of shares of Common Stock beneficially owned by MAM is comprised of (a) 13,558,394 shares of Common Stock held by MSOMF and 165,463 shares of Common Stock underlying the warrants held by MSOMF, which are exercisable within 30 days after the closing of the Business Combination, whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (b) 13,793,655 shares held by MSOMFI, whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (c) 8,660,253 shares held by Marblegate Tactical III Master Fund I, L.P., whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (d) 10,424,568 shares held by Marblegate Cobblestone, whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (e) 17,293,702 shares held by Marblegate Tactical III Master Fund II, L.P., whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; (f) 1,317,244 shares held by Marblegate Partners Master Fund I, L.P., whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect; and (g) 2,630,411 shares held by Marblegate Partners Master Fund II, L.P., whose investment manager is MAM, whose Managing Member is Marblegate IM Holdings, LLC, of which Mr. Milgram and Mr. Arrouet are Managing Partners, and therefore may be deemed beneficial owners, but of which Mr. Milgram and Paul Arrouet disclaim beneficial ownership except to the extent of their pecuniary interest, whether direct or indirect.
  
  (Row 13) Percent of class calculated based on an aggregate of 73,914,402 shares of Common Stock issued and outstanding as of April 7, 2025, plus 185,894 shares of Common Stock underlying the warrants held by certain Holders, which are exercisable within 30 days after the closing of the Business Combination.

## Item 1. Security and Issuer
Title of class of securities: Common Stock Common Stock, $0.0001 par value per share
Name of issuer: Marblegate Capital Corporation
Address of issuer's principal executive offices: 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut (CT), 06831
Comment:
This Schedule 13D is being filed jointly by: See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Marblegate GP is the General Partner of MSOMF, MSOMFI, Marblegate Cobblestone, and Marblegate Tactical III Master Fund II, L.P. Marblegate Holdings is the Managing Member of Marblegate GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings, MAM, the investment manager of MSOMF, MSOMFI, Marblegate Cobblestone, Marblegate Tactical III Master Fund I, L.P., Marblegate Tactical III Master Fund II, L.P., Marblegate Partners Master Fund I, L.P., Marblegate Partners Master Fund II, L.P. and Marblegate IM Holdings, LLC, the Managing Member of MAM, may be deemed to exercise voting and investment power over the securities held by MSOMF, MSOMFI, Marblegate Cobblestone, Marblegate Tactical III Master Fund I, L.P., Marblegate Tactical III Master Fund II, L.P., Marblegate Partners Master Fund I, L.P., and Marblegate Partners Master Fund II, L.P. and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

Tactical III GP is the General Partner of Marblegate Tactical Master Fund I, L.P. Marblegate Holdings is the Managing Member of Tactical III GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings, MAM, the investment manager of Marblegate Tactical III Master Fund I, L.P., and Marblegate IM Holdings, LLC, the Managing Member of MAM, may be deemed to exercise voting and investment power over the securities held by Marblegate Tactical III Master Fund I, L.P. and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

Partners I GP is the General Partner of Marblegate Partners Master Fund I, L.P. and Marblegate Partners Master Fund II, L.P. Marblegate Holdings is the Managing Member of Partners I GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings, MAM, the investment manager of Marblegate Partners Master Fund I, L.P. and Marblegate Partners Master Fund II, L.P., and Marblegate IM Holdings, LLC, the Managing Member of MAM, may be deemed to exercise voting and investment power over the securities held by Marblegate Partners Master Fund I, L.P. and Marblegate Partners Master Fund II, L.P. and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

## Item 2. Identity and Background
Name of person filing:
(1) Marblegate Special Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership ("MSOMF")
(2) Marblegate Strategic Opportunities Master Fund I, L.P., a Delaware limited partnership ("MSOMFI")
(3) Andrew Milgram, a citizen of the United States of America
(4) Paul Arrouet, a citizen of the United States of America
(5) Marblegate Tactical III Master Fund I, L.P., a Cayman Islands exempted limited partnership
(6) Marblegate Cobblestone Master Fund I, L.P., a Delaware limited partnership ("Marblegate Cobblestone")
(7) Marblegate Tactical III Master Fund II, L.P., a Delaware limited partnership
(8) Marblegate Partners Master Fund I, L.P., a Cayman Islands exempted limited partnership
(9) Marblegate Partners Master Fund II, L.P., a Cayman Islands exempted limited partnership
(10) Marblegate Special Opportunities GP, LLC, a Delaware limited liability company ("Marblegate GP")
(11) Marblegate Holdings, LLC, a Delaware limited liability company ("Marblegate Holdings")
(12) Marblegate Tactical III GP, LLC, a Delaware limited liability company ("Tactical III GP")
(13) Marblegate Partners I GP, LLC, a Delaware limited liability company ("Partners I GP")
(14) Marblegate IM Holdings, LLC, a Delaware limited liability company
(15) Marblegate Asset Management, LLC, a Delaware limited liability company ("MAM") (collectively, the "Holders" and the "Reporting Persons")

This Schedule 13D is being filed jointly by: See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Marblegate GP is the General Partner of MSOMF, MSOMFI, Marblegate Cobblestone, and Marblegate Tactical III Master Fund II, L.P. Marblegate Holdings is the Managing Member of Marblegate GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings, MAM, the investment manager of MSOMF, MSOMFI, Marblegate Cobblestone, Marblegate Tactical III Master Fund I, L.P., Marblegate Tactical III Master Fund II, L.P., and Marblegate IM Holdings, LLC, the Managing Member of MAM, may be deemed to exercise voting and investment power over the securities held by MSOMF, MSOMFI, Marblegate Cobblestone, Marblegate Tactical III Master Fund I, L.P., and Marblegate Tactical III Master Fund II, L.P. and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

Tactical III GP is the General Partner of Marblegate Tactical Master Fund I, L.P. Marblegate Holdings is the Managing Member of Tactical III GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings, MAM, the investment manager of Marblegate Tactical III Master Fund I, L.P., and Marblegate IM Holdings, LLC, the Managing Member of MAM, may be deemed to exercise voting and investment power over the securities held by Marblegate Tactical III Master Fund I, L.P. and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.

Partners I GP is the General Partner of Marblegate Partners Master Fund I, L.P. and Marblegate Partners Master Fund II, L.P. Marblegate Holdings is the Managing Member of Partners I GP. Andrew Milgram and Paul Arrouet, as the Managing Partners of Marblegate Holdings, MAM, the investment manager of Marblegate Partners Master Fund I, L.P. and Marblegate Partners Master Fund II, L.P., and Marblegate IM Holdings, LLC, the Managing Member of MAM, may be deemed to exercise voting and investment power over the securities held by Marblegate Partners Master Fund I, L.P. and Marblegate Partners Master Fund II, L.P. and therefore may be deemed to beneficially own such securities. Each of Mr. Milgram and Mr. Arrouet disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly.
Residence or business address: The address of the principal office of each of the Reporting Persons is 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut 06831.
Present principal occupation or employment:
The principal business of MSOMF, MSOMFI, Marblegate Tactical III Master Fund I, L.P., Marblegate Cobblestone, Marblegate Tactical III Master Fund II, L.P., Marblegate Partners Master Fund I, L.P., Marblegate Partners Master Fund II, L.P., Marblegate GP, Marblegate Holdings, Tactical III GP, Partners I GP, Marblegate IM Holdings, LLC, and MAM is to make distressed and special situation investments. Mr. Milgram is the Chief Executive Officer and Director of the Issuer, whose principal address is 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut 06831 and whose principal business is fleet operation and specialty finance lending in the New York City taxi market, and a Managing Partner of Marblegate IM Holdings, LLC, Marblegate Holdings and MAM, each with a principal address of 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut 06831 and a principal business of investment management.
Mr. Arrouet is the President of the Issuer, whose principal address is 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut 06831 and whose principal business is fleet operation and specialty finance lending in the New York City taxi market, and a Managing Partner of Marblegate IM Holdings, LLC, Marblegate Holdings and MAM, each with a principal address of 5 Greenwich Office Park, Suite 400, Greenwich, Connecticut 06831 and a principal business of investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(1) MSOMF: Cayman Islands
(2) MSOMFI: Delaware
(3) Andrew Milgram: United States of America
(4) Paul Arrouet: United States of America
(5) Marblegate Tactical III Master Fund I, L.P.: Cayman Islands
(6) Marblegate Cobblestone: Delaware
(7) Marblegate Tactical III Master Fund II, L.P.: Delaware
(8) Marblegate Partners Master Fund I, L.P.: Cayman Islands
(9) Marblegate Partners Master Fund II, L.P.: a Cayman Islands
(10) Marblegate GP: Delaware
(11) Marblegate Holdings: Delaware
(12) Tactical III GP: Delaware
(13) Partners I GP: Delaware
(14) Marblegate IM Holdings, LLC: Delaware
(15) Marblegate Asset Management, LLC: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 15, 2021, in consideration for the payment of certain offering costs of the Issuer's special purpose acquisition company predecessor ("MAC"), MAC applied $25,000 of outstanding advances from Marblegate Acquisition LLC (the "Sponsor") towards the issuance of 8,625,000 shares of MAC Class B common stock. In September 2021, MAC effected a stock dividend of 0.3694 shares for each share of MAC Class B common stock outstanding, resulting in the Sponsor holding 11,810,833 founder shares (the "Founder Shares"). As a result of the underwriter's option not to exercise its over-allotment option, a total of 1,507,500 Founder Shares were forfeited. On June 28, 2023, the Sponsor converted 4,000,000 shares of MAC Class B common stock into 4,000,000 shares of non-redeemable MAC Class A common stock, which represented 40% of the outstanding shares of MAC Class A common stock.

The Sponsor purchased an aggregate of 610,000 MAC private placement units (the "Private Placement Units") for a purchase price of $10.00 per unit in a private placement (the "Private Placement") that occurred simultaneously with the closing of MAC's initial public offering(the "IPO"). Each Private Placement Unit contained one share of MAC Class A common stock and one-half of one whole private placement warrant (each, a "Private Placement Warrant"). Each whole Private Placement Warrant entitled the holder to purchase one whole share of MAC Class A common stock at $11.50 per share.

In connection with the closing of MAC's IPO, the Sponsor sold 2,473,864 Founder Shares to certain qualified institutional buyers or institutional accredited investors which are not affiliated with MAC, the Sponsor, MAC's directors or any member of MAC's management at their original purchase price for an estimated fair value of $20,656,764, or $0.002 per share.

On October 5, 2021, upon the closing of MAC's IPO, the Sponsor sold membership interests to each of four directors of MAC. The membership interests entitled each director to 25,000 Founder Shares, for an aggregate of 100,000 shares, that were transferred to the directors when the Business Combination (as defined below) was consummated.

In connection with the transactions contemplated by that certain Business Combination Agreement (as may be amended, restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof, the "Business Combination Agreement"), dated as of February 14, 2023, by and among the Issuer, MAC, MAM, MAC Merger Sub, Inc. ("Merger Sub"), DePalma Acquisition I LLC and DePalma Acquisition II LLC (together with DePalma Acquisition I LLC, the "DePalma Companies"), as more fully described in the Issuer's Form 10-K filed with the SEC on April 7, 2025 (the "Business Combination"), the securities in MAC held by the Sponsor were converted into 5,290,672 shares of Common Stock and 185,894 warrants to purchase Common Stock. The source of funds for such transactions was from the general funds available to the Sponsor, including through capital contributions from the other Reporting Persons.

Further, in connection with the Business Combination Agreement, the Issuer acquired approximately 83.7% of the outstanding equity interests of the DePalma Companies, in exchange for consideration in the form of Common Stock. Certain members of the Reporting Persons were equityholders of the DePalma Companies and, as such, received consideration in the form of 62,954,464 shares of Common Stock, as determined in accordance with the Business Combination Agreement.

On April 17, 2025, in connection with the consummation of the Business Combination, the Sponsor transferred an aggregate of 5,290,672 shares of Common Stock and 185,894 warrants to purchase Common Stock to certain Holders who were members of the Sponsor, subject to applicable lock up restrictions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Mr. Milgram is the Chief Executive Officer and Director of the Issuer, and Mr. Arrouet is the President of the Issuer. Accordingly, Mr. Milgram and Mr. Arrouet may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons acquired the securities set forth in Item 5 for investment purposes. The Reporting Persons may, from time to time, purchase or sell securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Stock and the warrants, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: Except as described in Schedule 13D, during the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, on February 14, 2023, the Sponsor and certain directors and executive officers of MAC (the "Supporting Shareholders") entered into support agreements (such agreements, collectively, the "Sponsor Support Agreement"), pursuant to which the Sponsor and the Supporting Shareholders agreed, among other things, to vote all shares of MAC common stock held by them in favor of the Business Combination Agreement and the transactions contemplated thereby (including the merger of Merger Sub with and into MAC pursuant to the Business Combination Agreement) and to not redeem any of their shares of MAC common stock.

Registration Rights Agreement

In connection with the closing of the Business Combination, on April 7, 2025, the Issuer, the Sponsor, the Supporting Shareholders and certain other parties entered into a registration rights agreement (the "Registration Rights Agreement"), which such agreement contains terms and conditions similar to those contained in that certain registration rights agreement, dated as of September 30, 2021, among MAC, the Sponsor, and the other parties thereto, pursuant to which, the Sponsor, the Supporting Shareholders and certain other parties thereto are granted certain registration rights with respect to their shares of Common Stock.

The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Sponsor Support Agreement and the Registration Rights Agreement, copies of which are filed with this Amendment as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated as of April 17, 2025, by and among the Reporting Persons.
Exhibit 99.2* Sponsor Support Agreement (incorporated by reference to Exhibit 10.18 to the Issuer's Annual Report on Form 10-K filed on April 7, 2025).
Exhibit 99.3* Registration Rights Agreement (incorporated by reference to Exhibit 10.19 to the Issuer's Annual Report on Form 10-K filed on April 7, 2025).

* Previously filed.

## Signatures
- Marblegate Special Opportunities Master Fund, L.P.: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate Holdings, LLC, Managing Member of Marblegate Special Opportunities GP, LLC, its General Partner (04/17/2025)
- Marblegate Strategic Opportunities Master Fund I, L.P.: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate Holdings, LLC, Managing Member of Marblegate Special Opportunities GP, LLC, its General Partner (04/17/2025)
- Andrew Milgram: /s/ Andrew Milgram, Andrew Milgram (04/17/2025)
- Paul Arrouet: /s/ Paul Arrouet, Paul Arrouet (04/17/2025)
- Marblegate Tactical III Master Fund I, L.P.: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate Holdings, LLC, Managing Member of Marblegate Tactical III GP, LLC, its General Partner (04/17/2025)
- Marblegate Cobblestone Master Fund I, L.P.: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate Holdings, LLC, Managing Member of Marblegate Special Opportunities GP, LLC, its General Partner (04/17/2025)
- Marblegate Tactical III Master Fund II, L.P.: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate Holdings, LLC, Managing Member of Marblegate Special Opportunities GP, LLC, its General Partner (04/17/2025)
- Marblegate Partners Master Fund I, L.P.: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate Holdings, LLC, Managing Member of Marblegate Partners I GP, LLC, its General Partner (04/17/2025)
- Marblegate Partners Master Fund II, L.P.: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate Holdings, LLC, Managing Member of Marblegate Partners I GP, LLC, its General Partner (04/17/2025)
- Marblegate Special Opportunities GP, LLC: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate Holdings, LLC, its Managing Member (04/17/2025)
- Marblegate Holdings, LLC: /s/ Andrew Milgram, Andrew Milgram, Managing Partner (04/17/2025)
- Marblegate Tactical III GP, LLC: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate IM Holdings, LLC, its Managing Member (04/17/2025)
- Marblegate Partners I GP, LLC: /s/ Andrew Milgram, Andrew Milgram / Managing Partner of Marblegate IM Holdings, LLC, its Managing Member (04/17/2025)
- Marblegate IM Holdings, LLC: /s/ Andrew Milgram, Andrew Milgram, Managing Partner (04/17/2025)
- Marblegate Asset Management, LLC: /s/ Andrew Milgram, Andrew Milgram / Managing Partner Marblegate IM Holdings, LLC, its Managing Member (04/17/2025)